EARLYBIRDCAPITAL, INC.

275 Madison Avenue

New York, New York 10016

March 20, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ronald E. Alper

RE:	HF2 Financial Management Inc. Registration Statement on Form S-1, as amended (File No. 333-186264) ( the “Registration Statement”)

Dear Mr. Alper:

In connection with the Registration Statement of HF2 Financial Management Inc., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 5:00 p.m. Eastern Time, on Thursday, March 21, 2013 or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Director